82-35066

QBE Insurance Group

RECEIVED
2007 OCT 17 A 9:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

Head Office
82 Pitt Street
Sydney NSW 2000
AUSTRALIA

Postal Address
GPO Box 82
Sydney NSW 2001
AUSTRALIA

Telephone: +61 (2) 9375 4444
Facsimile: +61 (2) 9235 3166
DX 10171 Sydney Stock Exchange

9 October, 2007

07027333

Mr M Coco
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
WASHINGTON, D.C. 20549
U S A

SUPPL

Dear Mr Coco:

re: **Rule 12g3-2(e) – Exemption for QBE Insurance Group Limited**

Further to the above exemption, we are not attaching any schedules or hard copies for the September quarter as all Australian Securities Exchange (ASX) and Australian Securities and Exchange Commission (ASIC) announcements have been posted to QBE's website as per our letter to you of July 18, 2007.

Yours sincerely,

Duncan Ramsay
**General Counsel and Company Secretary**

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

END